Mail Stop 4561

February 1, 2010

Mr. Gregory T. Barnum
Vice President – Finance and Chief Financial Officer
Datalink Corporation
8170 Upland Circle
Chanhassen, MN 55317-8589

> **Re:** **Datalink Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2008**
> **Filed March 26, 2009**
> **Form 10-Q for the Quarterly Period ended September 30, 2009**
> **Filed November 12, 2009**
> **File No. 000-29758**

Dear Mr. Barnum:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief